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                                                                    EXHIBIT 99.4

                         VOTING COORDINATION AGREEMENT

     This Agreement is made and entered into July 31, 1997 by and between Samuel Somech, an individual residing at 9 Cloudy Lane, New Hyde Park, New York 11040 ("Somech"), and Liraz Systems Ltd., an Israeli corporation, having its principal place of business at 5 Hatzoref Street, Holon 58856 Israel ("Liraz").

     WHEREAS, both parties hereto are significant shareholders in Level 8 Systems, Inc., a publicly traded New York corporation; and

     WHEREAS the parties hereto desire to make provision for the harmonious operation of Level 8 with the aim of making said corporation prosper and grow and with the intention of protecting the investments of the respective parties hereto in the corporation; and

     WHEREAS, the parties believe that it is in their best as shareholders of Level 8 as well as in the best interests of Level 8 to pool and coordinate the vote to which their respective shares of common stock and Level 8 are entitled for the time and on the terms hereinafter mentioned; and

     WHEREAS, the parties desire to provide for such coordination and for certain other procedures, all on the basis set forth more fully herein;

     NOW, THEREFORE, in consideration of the promises, mutual covenants and agreements set forth herein, the parties hereto agree as follows:

1. Voting Arrangements
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        (a) Agreement on Board of Directors Appointments. Each of the parties
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            hereto agrees, as a shareholder of Level 8, to take, or cause its designees to take, all action necessary including, with out limitation, the voting of all its shares of Level 8, the voting of all shares of stock for which such party holds a proxy to vote such shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice, the attending of meetings and the amending of the bylaws of Level 8, so as to cause the Board of Directors of Level 8 to at all times include Somech and so long as Somech is a member of the Board of Directors of Level 8, the candidates designated by Liraz.

        (b) Agreement Not to Amend Charter. The parties covenant and agree with
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            each other that each of them will not vote any of the shares of
            Level 8 held of record by them to amend in any respect the Certificate of Incorporation of
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            Level 8, as amended, in effect on the date hereof, unless each party receives a notice in writing from the other party that it consents to vote all of the shares of Common Stock held of record by it in favor of such amendment.

        (c) Voting of Stock in Reorganization, Recapitalization, Consolidation,
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            Merger or Sale of Assets. In the event of proposed (i)
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            reorganization of Level 8, (ii) recapitalization of Level 8, (iii)
            consolidation or merger of Level 8 with or into another corporation, or the sale of all or substantially all the assets of Level 8 to another person or entity (including another corporation), where such consolidation or merger or sale of assets is to or with (A) a person or entity other than an Affiliate (as defined below), or (B) an Affiliate in a bona fide arm's-length transaction or (iv) any other business reorganization or combination (similar in effect to any of the foregoing) (each, individually, a "Corporate Event"), then each party shall vote his or its, as the case may be, shares entitled to vote on such Corporate Event in the same manner as the other party. For purposes of this Section ___, the term "Affiliate" shall refer to any corporation which controls, is controlled by or is under common control with, Level 8. For purposes of Section ___, the concept of "control" shall mean the right to vote a majority of the issued and outstanding shares of voting stock of the relevant corporation, either through ownership of such stock or by agreement or proxy.

        (d) This Agreement shall be operative forthwith and the several provisions thereof requiring corporate action and sanction shall be effected by appropriate procedure as soon as practicable.


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2. Acquisition Options
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        (a) Liraz hereby grants Somech the right (the "Put Option") to require
            Liraz, upon the occurrence of any sale, exchange or other disposition of the Level 8 stock held by Liraz, including a sale which is part of a public offering (an "Exercise Event"), to purchase from Somech and Level 8 shares ("Somech Shares") acquirable by Somech pursuant to the exercise of an option or warrant issued by Somech by Level 8 (a "Level 8 Option") upon the terms described in
            Section 2(d).

        (b) Somech hereby grants Liraz the right (the "Call Option") to require Somech, upon the occurrence of an Exercise Event, to sell to Liraz the Somech Shares in consideration of $27 per Somech Share.

        (c) Liraz shall notify Somech (the "Liraz Notice") of the occurrence of an Exercise Event and if applicable, of its intention to exercise the Call Option, with 5 days of the earlier to occur of Liraz's entering into a binding agreement to effectuate such Exercise Event or the closing of such Exercise Event. Somech shall notify Liraz (the "Somech Notice") within 5 days of his receipt of the Liraz Notice of that, if applicable (i) he intends to exercise the Put Option, (ii) he notified Level 8 he intends to exercise the appropriate number of Level 8 Options and (iii) he requests Liraz to extend the Loan (as defined below).

        (d) Upon the occurrence of an Exercise Event and the receipt of the Somech Notice, Liraz shall extend to Somech an interest free loan (the "Loan") in an amount equal to the aggregate exercise price of the Level 8 Options for Somech Shares subject to the Put Option or Call Option, as the case may be, in the form of the transfer to Level 8, for the account of Somech, of such aggregate exercise price. Immediately upon the issuance by Level 8 of the Somech Shares, Somech shall transfer title to such shares to Liraz and the Loan shall be considered repaid. In addition, Liraz shall pay Somech an amount per Somech Share equal to (i) in the case of a Put Option exercise, $10, or (ii) in the case of a Call Option exercise, the excess of (x) $27, over (y) the Level 8 Option exercise price for such Somech Share. Any amount payable to Somech by Liraz pursuant to this Agreement shall be paid within 15 days of the delivery to Liraz of the Somech Shares.

        (e) In no event shall the amount payable to Liraz to Somech upon a Put Option exercise exceed 13% of the aggregate amount realized by Liraz upon the disposition of its Level 8 shares in an Exercise Event.

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3. Term
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   The duration of this agreement shall for 10 years from the date hereof, unless sooner terminated or amended by mutual agreement of the parties or their respective heirs, legal representatives and assigns.

Liraz Systems Ltd.
By:    /s/ A. Kilman                    /s/ Samuel Somech
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Name:  A. Kilman                        Samuel Somech
Title: CEO